SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period April 22, 2005 to April 27, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre — East Tower
2900, 111 — 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____________]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing Board of Director and Senior Management Appointments
2.	Press Release announcing First Quarter Results

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
April 27, 2005	By:	/s/ Charles V. Selby
		Name:	Charles V. Selby
		Title:	Vice President and Corporate Secretary

NEWS RELEASE

Attention:    Financial Editors                                         Stock Symbol: PGF.A/PGF.B, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES BOARD OF DIRECTOR AND
SENIOR MANAGEMENT APPOINTMENTS

(Calgary, April 27, 2005) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (“Trust”) is pleased to announce the appointments of Mr. A. Terence Poole and Mr. Kirby L. Hedrick to the Board of Directors of Pengrowth.

Terry Poole holds the Chartered Accountant designation, a Bachelor of Commerce degree from Dalhousie University and brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth. Mr. Poole currently holds the position of Executive Vice-President, Corporate Strategy and Development of Nova Chemicals Corporation. Prior to assuming his present position in 2000, Mr. Poole held various senior management positions with Nova and other companies. Mr. Poole would be considered a financial expert for the purpose of the Sarbanes-Oxley Act of 2002.

Kirby Hedrick received a Bachelor of Science and Mechanical Engineering from the University of Evansville, Indiana in 1975. He completed the Stanford Executive Program in 1997 and the Stanford Corporate Governance Program in 2003. Mr. Hedrick has extensive engineering and senior management experience in the United States and internationally, retiring in 2000 as Executive Vice-President, Upstream of Phillips Petroleum.

Pengrowth also wishes to highlight a number of recent announcements and changes to Pengrowth’s senior management team.

•	Effective April 19, 2005, Pengrowth announced the appointment of James J. Emme as Executive Vice-President, Pengrowth Corporation and Vice-President, Pengrowth Management Limited, subject to immigration approval. In this capacity, Mr. Emme will have broad responsibilities for the operating activities of Pengrowth Corporation and the business development activities of Pengrowth Management Limited.

•	Also announced previously was the appointment of Chris Webster as Chief Financial Officer of Pengrowth Corporation, effective March 21, 2005. Chris previously held the position of Vice-President, Treasurer for Pengrowth.

•	Effective immediately, Charles V. Selby has been appointed as Vice-President and Corporate Secretary. Mr. Selby is a lawyer and Professional Engineer with broad involvement in the business and affairs of Pengrowth Corporation and has served as Corporate Secretary since 1993.

•	Effective April 25, 2005, Doug C. Bowles has been appointed as Controller of Pengrowth Corporation, replacing Lianne Bigham who recently resigned to pursue personal interests following a 12-year career with Pengrowth. Mr. Bowles brings over 18 years of accounting experience, including 11 years with ExxonMobil Canada where he recently held the position of Financial Reporting Manager. Prior to ExxonMobil, Mr. Bowles spent seven years with KPMG Peat Marwick Thorne as a senior manager. Mr. Bowles is a graduate of McMaster University and has a Bachelor of Commerce, Honours, Accounting and Finance Major. He received his Chartered Accountant designation in 1989.

•	Also effective immediately, Jim MacDonald has been appointed to Director of East Coast Operations, from his previous role as General Manager, reflecting Mr. MacDonald’s increasing responsibilities in the east coast and his expanding role in respect to Pengrowth’s general business activities. Mr. MacDonald holds a Bachelor of Engineering degree in Mining Engineering and a Bachelor of Science degree in Mathematics and Engineering. He joined Pengrowth in 2002 following a 28-year engineering and management career in various positions with Amoco Canada and Nova Scotia Resources Limited.

•	Henry McKinnon has expressed his intention to resign as Vice-President, Operations effective May 13, 2005 to pursue personal interests. Mr. McKinnon made significant contributions to Pengrowth’s growth and development in his seven year career with Pengrowth. Of particular note were his contributions towards the realization of value in relation to Pengrowth’s Judy Creek acquisition, completed in 1997, and the successful integration of acquisitions from Calpine and Murphy Oil. Mr. McKinnon has agreed to provide Pengrowth with continued advice and support as required beyond May 13, 2005.

Further appointments are expected to be announced in the near future.

Pengrowth is also taking steps to augment available resources to pursue new opportunities in conjunction with the anticipated closing of the previously announced Plan of Arrangement with Crispin Energy Inc. on April 29, 2005. Crispin’s senior technical management team will be engaged by Pengrowth for a minimum of six months thereafter, to assist in the evaluation of corporate and property acquisitions, to assess and identify opportunities relating to Pengrowth’s undeveloped lands and to examine Pengrowth’s asset base for strategic optimization opportunities. Members of Crispin’s senior technical management team to be engaged by Pengrowth include:

•	Murray Nunns, Crispin’s President and Chief Executive Officer, who has more than 25 years of domestic and international oil and gas experience, including 10 years

2

with Rio Alto Exploration Ltd. in the capacity of Vice-President, Exploration and Development and later as Chief Operating Officer.

•	Crispin’s Executive Vice-President, William Bradley, an engineer with extensive experience in all facets of engineering management having held a succession of roles of increasing complexity at Encal Energy Ltd. prior to joining Crispin.

•	Gordon Crooks, Crispin’s Vice-President, Exploration with experience in a similar capacity with Northrock Exploration Ltd. and as exploration manager at Canadian Natural Resources Limited in the early 1990’s.

•	Doug Smith, a geologist with 25 years of experience with various companies including serving as Chief Geologist of Rio Alto Exploration Ltd.

•	Patrick Manuel, Crispin’s Vice-President, Engineering and Business Development with over 15 years of experience in various acquisition and operational capacities.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

3

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX; (PGH) — NYSE

PENGROWTH ENERGY TRUST ANNOUNCES FIRST QUARTER RESULTS

(Calgary, April 27, 2005) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced the unaudited results for the three months ended March 31, 2005.

•

First quarter distributable cash before withholding reached record levels increasing by 38 percent to $127.8 million compared to $92.9 million in the first quarter of 2004. Actual cash distributions to unitholders in the first quarter of 2005 totaled Cdn $0.69 per trust unit reflecting a payout ratio of 84 percent of funds generated from operations as compared to 90 percent for the same period in 2004. Based upon the current forward market for commodity prices, it is proposed to maintain the monthly cash distribution of $0.23 per trust unit through the second quarter while continuing to reduce the payout ratio.

•

Pengrowth completed the successful acquisition of an additional 11.89 percent working interest in Swan Hills Unit No. 1 with the trust’s working interest now totaling 22.34 percent. The acquisition increased Pengrowth’s reserves base by approximately five percent and added an estimated 12.0 million boe of proved plus probable reserves.

•

Continued strength in commodity prices, crude oil in particular, has contributed to solid operating results. Pengrowth’s average realized light oil price increased 34 percent from $40.57 in the first quarter of 2004 to $54.42 in the first quarter of 2005 and on a total barrels of oil equivalent basis, Pengrowth’s average realized price increased 12 percent from $39.91 to $44.53 for the same periods, respectively.

•

Total production in the first quarter of 2005 averaged 59,082 boe per day, an increase of 29 percent over the first quarter of 2004 due mainly to the additional production associated with the Murphy Assets, an additional shipment of condensate at SOEP during the quarter and one month’s production associated with the Swan Hills Unit No. 1 acquisition.

•

During the first quarter, Pengrowth announced an Arrangement Agreement with Crispin Energy Inc. to acquire all of the issued and outstanding shares of Crispin. This represents the first public corporate acquisition for Pengrowth and is scheduled to close by the end of April, 2005. The transaction is expected to be accretive to unitholders and add proved reserves of 3.9 mmboe and proved plus probable reserves of 5.2 mmboe. The transaction will also increase Pengrowth’s exposure to a coal bed methane play and will increase Pengrowth’s Canadian resident trust unit ownership above the ownership threshold of 50.25 percent.

Note regarding currency: All figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

- 2 -   PENGROWTH ENERGY TRUST

Summary of Financial and Operating Results

	Three Months ended
	March 31%
(thousands, except per unit amounts)	2005	2004		Change
INCOME STATEMENT
Oil and gas sales	$236,768	$165,880	**	43

Net income	$56,314	$38,652		46
Net income per unit	$0.37	$0.31		19

Funds generated from operations	$126,407	$91,798		38
Funds generated from operations per unit	$0.82	$0.73		12
Cash withheld	$12,782	$9,289		38

Distributable cash before withholding *	$127,804	$92,895		38
Distributable cash before withholding per unit *	$0.83	$0.74		12
Distributable cash *	$115,022	$83,606		38
Actual distributions paid or declared	$105,998	$82,955		28
Actual distributions paid or declared per unit	$0.69	$0.63		10

Weighted average number of units outstanding	153,388	125,220		22

BALANCE SHEET
Working capital	$(97,897)	$194,650		(150)
Property, plant and equipment and other assets	$2,061,105	$1,507,905		37
Long-term debt	$441,920	$262,260		69
Unitholders’ equity	$1,414,203	$1,315,025		8
Unitholders’ equity per unit	$9.21	$9.72		(5)

Number of units outstanding at period end	153,621	135,324		14

DAILY PRODUCTION
Crude oil (barrels)	20,443	21,516		(5)
Heavy oil (barrels)	6,046	—		—
Natural gas (thousands of cubic feet)	157,491	117,348		34
Natural gas liquids (barrels)	6,345	4,594		38
Total production (BOE)	59,082	45,668		29

TOTAL PRODUCTION (MBOE)	5,317	4,156		29

PRODUCTION INCREASE (year over year)	29%	-10%

PRODUCTION PROFILE
Crude oil	35%	47%
Heavy oil	10%	—
Natural gas	44%	43%
Natural gas liquids	11%	10%

AVERAGE PRICES
Crude oil (per barrel)	$54.42	$40.57	**	34
Heavy oil (per barrel)	$24.39	$—		—
Natural gas (per mcf)	$6.84	$6.82	**	—
Natural gas liquids (per barrel)	$50.48	$37.08	**	36
Average price per BOE 6:1	$44.53	$39.91	**	12

*	See the section entitled “Non-GAAP Financial Measures”

**	Restated to conform to presentation adopted in the prior year.

PENGROWTH ENERGY TRUST   - 3 -

Summary of Trust Unit Trading Data

	Three Months ended
	March 31
(thousands, except per unit amounts)	2005		2004
TRUST UNIT TRADING (Class A)
PGH (NYSE) after unit re-class***
High	$22.94	US	$—	US
Low	$18.11	US	$—	US
Close	$20.00	US	$—	US
Value	$515,131	US	$—	US
Volume (thousands of units)	24,621		—
PGF.A (TSX) ***
High	$28.29		$—
Low	$22.15		$—
Close	$24.03		$—
Value	$53,267		$—
Volume (thousands of units)	2,049		—

TRUST UNIT TRADING (Class B)
PGF.B (TSX) ***
High	$19.90		$—
Low	$16.10		$—
Close	$17.05		$—
Value	$543,701		$—
Volume (thousands of units)	29,219		—

TRUST UNIT TRADING (before unit re-class)
PGH (NYSE) before unit re-class***
High	$—	US	$16.60	US
Low	$—	US	$12.10	US
Close	$—	US	$13.70	US
Value	$—	US	$525,609	US
Volume (thousands of units)	—		36,899
PGF.UN (TSX) ***
High	$—		$21.25
Low	$—		$15.55
Close	$—		$17.98
Value	$—		$567,785
Volume (thousands of units)	—		30,620

***	July 27, 2004, all trust units were re-classified into Class A or Class B trust units.

Class A trust Units trade on the NYSE under PGH and on the TSX under PGF.A. Class B trust units trade only on the TSX under PGF.B.

- 4 -   PENGROWTH ENERGY TRUST

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Production volumes and revenues are reported on a gross basis (before crown and freehold royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.

Non-GAAP Financial Measures

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian GAAP. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Although such measures as distributable cash, distributable cash before withholding and operating netbacks do not have standardized meanings prescribed by GAAP, distributable cash is determined by reference to the Distributions and Taxability of Distributions section of this report while the remaining measures are determined by reference to our financial statements. We discuss these measures, which have been applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position.

Overview

During the first quarter, Pengrowth successfully completed the acquisition of an additional 11.89 percent working interest in the Swan Hills Unit No.1 property for $87 million. This acquisition increased Pengrowth’s total interest in the property to 22.34 percent and added estimated proved plus probable reserves, as evaluated effective October 1, 2004 by Gilbert Laustsen Jung Associates Ltd. (GLJ), of 12.0 million boe, an increase of approximately 5 percent to Pengrowth’s reserve base. Pengrowth funded the purchase through existing bank facilities.

Continued strength in commodity prices and additional production from the Murphy acquisition, which closed on May 31, 2004, had a favourable impact on 2005 first quarter results relative to the first quarter of 2004.

Net Income

Net income for the first quarter of 2005 was $56.3 million ($0.37 per trust unit) compared to $38.7 million ($0.31 per trust unit) for the previous year. The increase in net income in 2005 compared to the same period last year is due mainly to a 29 percent increase in production volumes and a 12 percent increase in average commodity prices offset in part by higher expenses.

Production

Production for the first quarter of 2005 of 59,082 boe per day is 29 percent higher than the 45,668 boe per day in the first quarter of 2004 and 3 percent higher than fourth quarter 2004 production of 57,425 boe per day. Production from the Murphy properties of 14,019 boe per day contributed significantly to the quarter over quarter increase of 13,414 boe per day. Volumes for the first quarter of 2005 also benefited due to the timing of Sable Offshore Energy Project (SOEP) condensate sales and the contribution of one month of production from the additional interest acquired in Swan Hills Unit No. 1.

Daily Production	Three months ended March 31
	2005	2004	% Change

Light crude oil (bbls)	20,443	21,516	(5)%
Heavy oil (bbls)	6,046	—	—
Natural gas (mcf)	157,491	117,348	34%
Natural Gas Liquids (bbls)	6,345	4,594	38%

Total boe/d	59,082	45,668	29%

Light oil production volumes decreased 5 percent in the first quarter compared to the first quarter of 2004. The Murphy acquisition and development activities over the past year have contributed to partially offset natural production declines occurring in the northeast B.C. projects of Rigel and Squirrel as well as lower volumes from Judy Creek.

PENGROWTH ENERGY TRUST   - 5 -

Heavy oil production comes from the recently acquired Murphy properties, including working interests in Tangleflags and Bodo, both in Saskatchewan.

Natural gas production increased 34 percent in the first quarter of 2005 compared to the first quarter of 2004. Additional gas volumes of 40 mmcf per day from the Murphy properties, as well as incremental volumes from development activities mitigated the impact of natural production declines. Of note was increased gas production from the Monogram, Tilley and Cessford areas where shallow gas development in the Milk River, Medicine Hat and Second White Specs formations added a further 9.6 mmcf per day of production compared to first quarter 2004 levels. SOEP gas production decreased in the first quarter of 2005 as compared to the same period in 2004 due mainly to a well workover at the Venture 1 well.

Natural gas liquids (NGL) production increased by 38 percent in the first quarter of 2005 over the first quarter of 2004. The fluctuation in NGL sales from quarter to quarter is due mainly to the timing of condensate sales from SOEP. Two condensate shipments were made in the first quarter of 2005, totaling approximately 135,000 barrels, compared to a partial shipment of 11,000 barrels in the same period last year. Pengrowth would normally anticipate one shipment of condensate per quarter.

Prices

Pengrowth’s average commodity price per boe for the first quarter of 2005 was 12 percent higher than the first quarter of 2004.

Average realized prices Cdn$	Three months ended March 31
(after the impact of hedging)	2005	2004	% Change

Light crude oil (per bbl)	$54.42	$40.57	34%
Heavy oil (per bbl)	24.39	—	—
Natural gas (per mcf)	6.84	6.82	—
Natural Gas Liquids (per bbl)	50.48	37.08	36%

Total per boe	$44.53	$39.91	12%

Pengrowth’s average light oil price increased 34 percent in the first quarter of 2005 compared to the first quarter of 2004. Although the West Texas Intermediate (WTI) benchmark price increased 42 percent in the first quarter of 2005 compared to the same period last year, it was partially offset by a 7 percent decrease in the value of the U.S. dollar relative to the Canadian dollar and a small negative adjustment in Pengrowth’s average field quality differentials relative to benchmark pricing.

Pengrowth’s average natural gas price for the first quarter of 2005 remained constant at $6.84 per mcf compared to $6.82 per mcf over the same period last year. Pengrowth’s average natural gas prices remained relatively stable year over year reflective of the small increase (1.4 percent) in the AECO average price. NYMEX average prices increased by 10.2 percent but this was partially offset by a weaker U.S. dollar relative to the Canadian dollar. Pengrowth did not experience the full effect of increased market prices as certain fixed price gas contracts which were part of the Murphy acquisition partially offset the increase in market prices.

Price Risk Management Program

Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations and to provide a measure of stability to our monthly cash distributions.

In the first quarter of 2005, Pengrowth realized a net hedging loss of $0.1 million related to natural gas financial swap contracts, compared to a net hedging loss of $4.7 million for the same period last year.

With the continued strength in crude oil prices in the first quarter, Pengrowth realized a net hedging loss of $6.6 million on crude oil price swap transactions, compared to a loss of $7.1 million in the first quarter of 2004.

In conjunction with the purchase of the Murphy Assets on May 31, 2004, Pengrowth assumed certain fixed price natural gas sales contracts associated with the Murphy reserves. Under these contracts, Pengrowth is obligated to sell 3,886 MMBTU per day, until April 30, 2009 at an average contract price of Cdn $2.27 per MMBTU.

Pengrowth currently has 10,000 barrels per day of crude oil hedged for the remainder of 2005 at an average price of Cdn $54.39 per barrel and a further 4,000 barrels per day is hedged for 2006 at Cdn$64.08 per barrel. Western gas production of 2,370 MMBTU per day is hedged at an average price of $8.35 per MMBTU for the period of May 1 to December 31, 2005 and a further 2,370 MMBTU per day is hedged at $8.03 per MMBTU for 2006. Eastern gas production of 18,500 MMBTU per day is hedged at an average delivered price of $9.51 per MMBTU for the remainder of 2005 and 2,500 MMBTU per day is hedged at $10.63 for 2006.

- 6 -   PENGROWTH ENERGY TRUST

The details of Pengrowth’s commodity hedges are provided in Note 8 to the financial statements.

At March 31, 2005, the mark-to-market value of Pengrowth’s commodity hedges represented a potential loss of $41.1 million consisting of a loss of $4.7 million on natural gas contracts and $36.4 million for crude oil contracts.

Royalties

Royalties, including crown and freehold royalties, were 16 percent of oil and gas sales in the three months ended March 31, 2005, compared to 15 percent in the first three months of 2004 due to the higher effective rates applicable at higher commodity prices.

Operating Costs

Operating costs were $49.1 million (or $9.23 per boe) for the first quarter of 2005, compared to $31.2 million (or $7.50 per boe) for the first quarter of 2004. Higher operating costs associated with the Murphy properties, charges relating to prior periods and increased fixed expenses all contributed to higher operating costs on a per boe basis compared to the first quarter of 2004.

Injectants for miscible floods

During the first quarter of 2005, Pengrowth purchased $7.6 million of injectants and amortized a related $5.4 million against first quarter net income and distributable cash, compared to $7.3 million and $5.2 million, respectively, in first quarter of 2004. The increase in injectant costs year over year is due mainly to increased injectant volumes at Swan Hills. The majority of ethane and natural gas volumes injected at Judy Creek are proprietary volumes produced from Judy Creek and Swan Hills and then re-injected. Revenue is not recorded for volumes that are produced and subsequently re-injected.

At March 31, 2005, the balance of unamortized injectant costs was $27.2 million.

Operating Netbacks

There is no standardized measure of operating netbacks and therefore, operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude oil, heavy oil, natural gas and natural gas liquids production.

Operating netbacks increased by approximately 8 percent reflecting the overall increase in oil and gas prices during the quarter offset partially by the increase in operating costs per boe.

Combined Netbacks

	Three months ended
($ per bbl)	March 31, 2005	March 31, 2004

Sales Price	$44.97	$40.37
Other production income	0.15	0.24
GORR royalties	(0.59)	(0.70)

	44.53	39.91
Other income	0.79	0.82
Crown and Freehold Royalties	(7.04)	(5.90)
Operating Costs	(9.23)	(7.50)
Transportation Costs	(0.34)	(0.37)
Amortization of injectants	(1.01)	(1.25)

Operating Netback	$27.70	$25.71

Light Crude Netbacks

	Three months ended
($ per bbl)	March 31, 2005	March 31, 2004

Sales Price	$54.42	$40.57
Other production income	0.42	0.51
GORR Royalties	(0.64)	(0.65)

	54.20	40.43
Other income	0.38	0.47
Crown and Freehold Royalties	(6.47)	(3.43)
Operating Costs	(10.74)	(8.59)
Transportation Costs	(0.30)	(0.23)
Amortization of injectants	(2.93)	(2.66)

Operating Netback	$34.14	$25.99

Natural Gas Netbacks

	Three months ended
($ per mcf)	March 31, 2005	March 31, 2004

Sales Price	$6.84	$6.82
GORR royalties	(0.11)	(0.12)

	6.73	6.70
Other income	0.21	0.23
Crown and Freehold Royalties	(1.16)	(1.04)
Operating Costs	(1.08)	(1.05)
Transportation Costs	(0.09)	(0.10)

Operating Netback	$4.61	$4.74

PENGROWTH ENERGY TRUST   - 7 -

Heavy Oil Netbacks

	Three months ended
($ per bbl)	March 31, 2005	March 31, 2004

Sales Price	$24.39	$—
GORR Royalties	(0.06)	—
	24.33	—

Other income	0.99	—
Crown and Freehold Royalties	(2.52)	—
Operating Costs	(18.56)	—

Operating Netback	$4.24	$—

Natural Gas Liquids Netbacks

	Three months ended
($ per bbl)	March 31, 2005	March 31, 2004

Sales Price	$50.48	$37.08
GORR royalties	(0.68)	(0.89)

	49.80	36.19
Crown and Freehold Royalties	(13.39)	(15.88)
Operating Costs	(6.88)	(7.45)
Transportation Costs	—	(0.10)

Operating Netback	$29.53	$12.76

General and Administrative

General and administrative expenses (G&A) were $7.1 million in the first quarter of 2005 compared to $5.8 million for the first quarter of 2004. Included in 2005 first quarter G&A is $0.8 million of non-cash compensation costs related to trust unit rights and phantom trust units (see note 1 to consolidated financial statements) compared to $1.1 million for the first quarter of 2004. Excluding the non-cash component of G&A, 2005 year-to-date G&A has increased over 2004 levels by $1.5 million due to a number of factors including increased financial reporting and regulatory costs and the addition of personnel and larger office space required to manage the Murphy assets. On a per boe basis, first quarter G&A is $1.33 per boe, compared to $1.41 per boe for the first quarter of 2004 largely reflecting the volume increases associated with the Murphy Assets.

Management Fees

Management fees were $3.7 million for the first quarter of 2005 compared to $2.8 million for the first quarter of 2004. Management fees recorded in the first quarter of 2005 include an accrual for estimated performance fees of $0.6 million. Under the current management agreement, which came into effect July 1, 2003, the manager will earn a performance fee if Pengrowth trust unit total returns exceed 8 percent per annum on a three year rolling average basis. The maximum fees payable, including the performance fee, is limited to 80 percent of the fees that would otherwise have been payable under the old management agreement for the first three years and 60 percent for the subsequent three years. Although the rate base for the calculation of total fees payable to the manager is less under the current management agreement, higher overall production, prices and distributable cash have resulted in an increase in the management fees.

Interest

Interest expense increased to $5.4 million in the first quarter of 2005 compared to $4.2 million for the first quarter of 2004. Interest expense includes $0.4 million of fees on a year-to-date basis related to the amortization of U.S. debt issue costs and imputed interest on the note payable to Emera Offshore Incorporated. Higher ending long-term debt levels in the first quarter of 2005 of $441.9 million versus $262.3 million at the end of first quarter 2004 contributed to the increase in interest expense.

Depletion and Depreciation

Depletion and depreciation increased to $69.1 million in the first quarter of 2005 compared to $50.5 million in the first quarter of 2004. On a per boe basis, depletion and depreciation has increased to $13.00 per boe in the first quarter of 2005 compared to $12.15 per boe in the first quarter of 2004. The increase is mainly attributable to the purchase of properties over the past year, including the Murphy Assets in May 2004. With the sustained strength in commodity prices in recent years, the higher cost of acquiring oil and gas properties has increased resulting in a higher depletion rate per boe produced.

Distributions and Taxability of Distributions

Pengrowth generated $127.8 million ($0.83 per trust unit outstanding) of distributable cash before withholding related to first quarter 2005 operations, compared to $92.9 million ($0.74 per trust unit outstanding) in 2004. Distributions paid or declared of $106 million (2004 — $83 million) equates to approximately 84 percent of funds generated from operations (2004 — 90 percent). Pengrowth’s recent practice has been to withhold approximately 10 percent of cash available for distribution to repay debt and/or contribute to capital spending. The Board of Directors may decide to increase (or decrease) the amount withheld in the future, depending on a number of factors, including expectations for future commodity prices, capital expenditure requirements and opportunities, the impact of increased (or decreased) withholdings on the taxability of the Trust and the availability of debt and equity capital. Board discretion with respect to withholding is subject to a maximum withholding amount of 20 percent of gross revenues, as approved by unitholders at the 2003 annual general meeting. Given the level of current commodity prices, Pengrowth’s increased development opportunities from recent acquisitions and ongoing maintenance requirements, Pengrowth expects monthly distributions to remain at $0.23 per trust unit for the second quarter of 2005.

Cash distributions are paid to unitholders on the 15th day of the second month following the month of production. Pengrowth paid

- 8 -   PENGROWTH ENERGY TRUST

$0.69 per trust unit as cash distributions during the first quarter of 2005.

There is no standardized measure of distributable cash and therefore distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. The following table provides a reconciliation of distributable cash for the first quarter ended March 31, 2005 and 2004.

($thousands, except per unit amounts)	Three months ended
	March 31, 2005	March 31, 2004

Funds generated from operations	$126,407	$91,798
Change in deferred injectants	2,179	2,055
Change in Remediation Trust Funds	(263)	(298)
Amortization of deferred charges	(395)	(474)
Other	(124)	(186)

Distributable cash before withholding	127,804	92,895
Cash withheld	(12,782)	(9,289)

Distributable cash	115,022	83,606
Less: Actual distributions paid or declared	(105,998)	(82,955)

Remaining Balance	$9,024	$651
Actual distributions paid or declared per unit	$0.69	$0.63

At this time, Pengrowth anticipates that approximately 75-80 percent of 2005 distributions will be taxable; this estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions and new equity offerings.

Liquidity and Capital Resources

Pengrowth’s long term debt at March 31, 2005 was $441.9 million, compared to $345.4 million at December 31, 2004 and $262.3 million at March 31, 2004. During the first quarter, Pengrowth added $95 million of new debt. Of that amount $87 million was utilized to fund the acquisition of the additional interest in the Swan Hills property with the remainder to fund ongoing maintenance and development activities. Capital expenditures, excluding acquisitions, of $46 million were financed through the combination of withholdings on distributions of $13 million, DRIP issues and option proceeds of $10 million, additional debt of $8 million and a reduction in cash and working capital of $15 million.

Approximately $152 million of the $375 million credit facility remains unutilized at March 31, 2005. In addition, Pengrowth has a $35 million demand operating line of credit. The remainder of Pengrowth’s debt outstanding at the end of the first quarter 2005 is U.S. dollar denominated fixed rate term debt, details of which are provided in Note 2 to the financial statements. Due to the decrease in the value of the Canadian dollar relative to the U.S. dollar, an unrealized loss of $1.5 million has been recorded in the quarter ended March 31, 2005 on the U.S. dollar denominated debt with a total unrealized gain of $48.3 million recorded since the debt issuance in April 2003.

At the end of the first quarter of 2005, Pengrowth was capitalized with 25 percent total debt (net of cash balances) and 75 percent equity, as compared with 4 percent debt and 96 percent equity at the end of the first quarter of 2004 (based on quarter-end market capitalization). The Trust’s net debt to annualized cash flow from operations was approximately 0.9 times at the end of the first quarter of 2005, as compared to 0.2 times at the end of the first quarter of 2004 when significant cash balances were held.

Acquisitions

On February 28, 2005, Pengrowth closed the acquisition of an additional working interest of 11.89 percent in Swan Hills Unit No.1 increasing Pengrowth’s total working interest in Swan Hills Unit No.1 to 22.34 percent. The purchase price was $87 million, after adjustments from the October 1, 2004 effective date to the closing date. Pengrowth’s independent engineering evaluator, GLJ, prepared an evaluation with an effective date of October 1, 2004. The acquired reserves that are booked based on this report include total proved reserves of 9.7 million boe and proved plus probable reserves of 12.0 million boe using GLJ’s forecast of future prices at that time.

Capital Spending

Capital expenditures for the three months ending March 31, 2005 totaled $45.5 million including $10.7 million at Judy Creek, $3.0 million at SOEP, $2.8 million at Squirrel, $2.5 million at Weyburn and $2.3 million at Swan Hills. Capital expenditures increased at Swan Hills due in part to the acquisition of an additional working interest at the unit with capital spent in the first quarter on drilling three hill slide wells which will be completed and tied-in during the second quarter.

PENGROWTH ENERGY TRUST   - 9 -

Pengrowth expects to spend a total of approximately $159.6 million on development activities in the remaining three quarters of 2005 for a total revised capital program of approximately $205 million for full year 2005. This compares to Pengrowth’s previous guidance of $171 million provided in the Annual Report and reflects the addition of capital resulting from both the Swan Hills and Crispin acquisitions as well as an additional level of risked capital associated with development opportunities currently viewed as having a greater likelihood of initiation during 2005 than previously estimated. Approximately 50% of first quarter capital expenditures have been funded through the 10% holdback from distributable cash, DRIP issues and options proceeds.

Summary of Quarterly Results

The following table is a summary of quarterly results for 2003, 2004 and the first quarter of 2005. Net income and net income per unit for the first quarter of 2005 increased over the previous quarter, mainly due to the absence of a tax charge in 2005 versus the $14.9 million of future taxes booked in the fourth quarter of 2004. A one percent increase in volumes and a seven percent increase in the average per boe price realized accounted for the remaining increase.

	2004				2005
	Q1	Q2	Q3	Q4	Q1

Oil and gas sales ($000’s)	165,880	193,637	222,848	218,835	236,768
Net income ($000’s)	38,652	32,684	51,271	31,138	56,314
Net income per unit ($)	0.31	0.24	0.38	0.23	0.37
Net income per unit — diluted ($)	0.31	0.24	0.38	0.23	0.37
Distributable Cash ($000’s)	83,606	89,119	93,870	96,466	115,022
Actual distributions paid or declared per unit ($)	0.63	0.64	0.67	0.69	0.69
Daily production (boe)	45,668	51,451	60,151	57,425	59,082
Total Production mboe	4,156	4,682	5,534	5,283	5,317
Average realized price per boe ($ per boe)	39.91	41.36	40.27	41.42	44.53
Operating netback per boe ($ per boe)	25.71	25.71	22.77	24.31	27.70

	2003
	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	204,824	169,238	162,819	154,140
Net income ($000’s)	62,920	54,214	34,808	37,355
Net income per unit ($)	0.57	0.49	0.29	0.31
Net income per unit — diluted ($)	0.57	0.48	0.29	0.30
Distributable Cash ($000’s)	97,221	71,774	72,951	71,469
Actual distributions paid or declared per unit ($)	0.75	0.67	0.63	0.63
Daily production (boe)	50,827	48,839	48,850	47,653
Total Production mboe	4,574	4,444	4,494	4,384
Average realized price per boe ($ per boe)	44.78	38.08	36.22	35.16
Operating netback per boe ($ per boe)	26.50	21.11	20.54	20.43

Outlook

Based on first quarter 2005 production results, Pengrowth expects daily average production of approximately 56,500 to 58,500 boe per day for the full year 2005. This estimate incorporates production additions from the Swan Hills acquisition, Pengrowth’s 2005 development program and the additional production expected as a result of the Crispin acquisition, offset by the impact of normal production declines.

In line with Pengrowth’s previous guidance total operating costs for 2005 are expected to increase to approximately $200.0 million including a full year of costs from the Murphy Assets and those associated with the Swan Hills and Crispin acquisitions. Assuming Pengrowth’s average production results for 2005 are as forecast above, Pengrowth now estimates 2005 operating costs per boe of between $9.25 and $9.58 and combined G&A and management fees of approximately $1.91 to $1.97 per boe.

Pengrowth currently anticipates capital expenditures for maintenance and development of approximately $205 million for 2005 . An additional $188 million was incurred to complete the Crispin and Swan Hills acquisitions. Pengrowth currently anticipates the successful completion of the acquisition of Crispin in the second quarter. The acquisition will be financed by a unit for share exchange with Crispin shareholders.

- 10 -   PENGROWTH ENERGY TRUST

Assuming that current levels of commodity prices continue, subject to Board approval, Pengrowth expects monthly distributions during the second quarter will be maintained at $0.23 per unit which represent a 74 percent to 79 percent payout of distributable cash (before withholding).

To the extent that Class A trust units in the future represent less than the ownership threshold of 49.75 percent, conversion of a limited number of Class B trust units to Class A trust units will be permissible under the Trust Indenture. Pengrowth intends to implement a new form of reservation system in order to provide all unitholders with an equal and orderly opportunity to convert Class B trust units into Class A trust units. All registered and beneficial unitholders will have the opportunity to participate in the reservation system by providing an appropriate form to Computershare Trust Company of Canada (Computershare). Pengrowth is currently working with Computershare to implement this system but is delaying the implementation of the conversion program pending further discussions with the Department of Finance. Pengrowth expects the system could be operational in the second half of 2005.

CONFERENCE CALL

Pengrowth will hold a conference call beginning at 11:00 A.M. Eastern Time (9:00 A.M. Mountain Time) on Wednesday, April 27, 2005 during which Management will review Pengrowth’s 2005 first quarter financial and operating results and respond to inquiries from the investment community. To participate callers may dial (800) 814-4941 or Toronto local (416) 640-4127. To ensure timely participation in the teleconference callers are encouraged to dial in 10-15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Webcast and Multimedia Centre section of Pengrowth’s website at www.pengrowth.com. The webcast will be archived through June 24, 2005. A telephone replay will be available thru to midnight Eastern Time on Friday, April 29, 2005 by dialing (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21121261 followed by the pound key.

James S. Kinnear
Chairman, President and Chief Executive Officer
April 27, 2005

PENGROWTH ENERGY TRUST   - 11 -

Operations Review

REVIEW OF DEVELOPMENT ACTIVITIES (All volumes stated below are net to Pengrowth unless otherwise stated)

OPERATED PROPERTIES:

Judy Creek (100% working interest)

•	Drilled one oil producer in “A” Pool. This well will be completed and placed on production during the second quarter.

•	Drilled one vertical waterflood injector in the NW quadrant of “A” Pool.

•	Drilled one horizontal miscible injector in the NW quadrant of “A” Pool. Solvent injection is scheduled to begin in the third quarter. This is the second horizontal injector in this area of “A” Pool. The first pattern recovered over 700,000 barrels of oil.

•	Ongoing benefits are being seen from the waterflood optimization work performed over the past two years:

•	A previously abandoned oil producer was reactivated and acid fracture stimulated in the first quarter. Completion operations are continuing and the well will be tied in during the second quarter.

•	An artificial lift upgrade performed on an “A” Pool oil producer resulted in an increase of 115 barrels of oil per day.

Buick/Prespatou (100% working interest)

•	Drilled two wells as a continuation of the program begun late in 2004, for a total of four wells. A compressor station and tie-in to the sales point will be completed after break up, for expected initial production volumes of 2.5 mmcf per day.

•	One well will be recompleted in an uphole zone once the compressor station is in operation.

Squirrel (100% working interest)

•	Drilled the sixth well of a multi-well program started in 2004. The well encountered water higher than anticipated in the zone, and is being evaluated for conversion to a water injector for the waterflood.

•	Drilled one well to farm-in on a section adjacent to Pengrowth’s existing land. Initial completion on a secondary zone was unsuccessful, and recompletion to the primary target will be completed after breakup.

•	One well was recompleted uphole adding 35 barrels of oil per day.

Bulrush (79% working interest)

•	Drilled two wells, one of which is on stream at 1.0 mmcf per day. The second well encountered a depleted zone, and additional evaluation is underway.

•	One well was recompleted to an uphole zone, resulting in 500 mcf per day of additional gas production.

Other NEBC (50-100% working interest)

•	One well was drilled at Willow and is on stream at 900 mcf per day.

•	One well was drilled at Elm, and is on production at 25 barrels of oil per day.

•	One well was drilled at Velma; two zones were tested with limited results.

•	Two wells were drilled and abandoned: one at Oak (zone was wet), and the second at Beaverdam (zone was tight). The Beaverdam wellbore was sold to the operator of the uphole rights.

NEBC Recompletions:

•	Recompletions in alternate zones were undertaken in Weasel, Redeye, and Beatton. Wells will be brought on stream after break up for anticipated incremental production of 1 mmcf per day.

West Pembina

•	Drilled one well at West Pembina. Completion is underway with two potential zones.

Central Area Recompletions

•	Two recompletions were done, one is waiting for tie-in after breakup and expected to add initial production of 1 mmcf per day, and one recompletion was abandoned.

- 12 -   PENGROWTH ENERGY TRUST

NON-OPERATED PROPERTIES:

Sable Offshore Energy Project (SOEP) (8.4% working interest)

Production

•	First quarter gross raw gas production from the five SOEP fields, Thebaud, Venture, North Triumph, Alma and South Venture averaged 392 mmcf per day (32.9 mmcf per day net).

•	Monthly raw production for January, February and March was 371 mmcf per day (31.2 mmcf per day net), 402 mmcf per day (33.8 mmcf per day net), 403 mmcf per day (33.8 mmcf per day net), respectively.

•	Pengrowth also received condensate shipments in January and March.

Tier II Status

•	Fabrication has started on the compression topsides, jacket and piles. In-service date for the compressor is scheduled for late 2006.

•	As of March 31, 2005 the South Venture 3 well was at a drilled depth of 4,000 meters with a projected total depth of 4,612 meters.

•	The South Venture 2 well is expected to be completed and producing by mid-2005.

Monogram Unit (53.8% working interest)

•	The 154 well 2004 shallow gas well program was successful and Pengrowth’s working interest production volumes have increased from 7.5 mmcf per day in mid 2004 to an average of 16 mmcf per day for the first quarter of 2005.

Tilley Milk River Gas Unit (9.7% working interest)

•	Pengrowth participated in a successful 100 well shallow gas program in 2004. The 2005 program encompasses 108 wells. A total of 102 wells were drilled prior to spring break up and the remaining 6 will be drilled post break up. A total of 30 wells have been placed on stream to the end of the first quarter and the remainder should commence production after the installation of compression facilities in mid-July. Pengrowth’s working interest production averaged 3.4 mmcf per day for the first quarter of 2005.

Weyburn Unit (9.75% working interest)

•	2005 will be an active year for development in this unit with expenditures planned for both the waterflood and enhanced oil recovery areas. Pengrowth’s working interest production averaged 2,420 barrels of oil per day for the first quarter of 2005.

PENGROWTH ENERGY TRUST

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

PENGROWTH ENERGY TRUST   - 13 -

Consolidated Balance Sheets

	As at	As at
	March 31	December 31
(Stated in thousands of dollars)	2005	2004

ASSETS	(unaudited)	(audited)
CURRENT ASSETS
Accounts receivable	$105,320	$104,228
Inventory	—	439

	105,320	104,667

REMEDIATION TRUST FUNDS	8,572	8,309

DEFERRED CHARGES (Note 5)	3,256	3,651

GOODWILL	170,619	170,619

PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	2,061,105	1,989,288

	$2,348,872	$2,276,534

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$7,608	$4,214
Accounts payable and accrued liabilities	89,796	80,423
Distributions payable to unitholders	79,721	70,456
Due to Pengrowth Management Limited	5,426	7,325
Note payable	15,000	15,000
Current portion of contract liabilities	5,666	5,795

	203,217	183,213

NOTE PAYABLE	20,000	20,000

CONTRACT LIABILITIES	16,896	18,216

LONG-TERM DEBT (Note 2)	441,920	345,400

ASSET RETIREMENT OBLIGATIONS (Note 4)	177,453	171,866

FUTURE INCOME TAXES	75,183	75,628

TRUST UNITHOLDERS’ EQUITY:
Trust Unitholders’ capital (Note 3)	2,393,379	2,383,284
Contributed surplus (Note 3)	2,528	1,923
Accumulated earnings	783,371	727,057
Accumulated distributable cash	(1,765,075)	(1,650,053)

	1,414,203	1,462,211

SUBSEQUENT EVENT (Note 9)
	$2,348,872	$2,276,534

See accompanying notes to the consolidated financial statements.

- 14 -   PENGROWTH ENERGY TRUST

Consolidated Statements of Income and Accumulated Earnings

(Stated in thousands of dollars)	Three months ended March 31
(Unaudited)	2005	2004

REVENUES
Oil and gas sales	$236,768	$165,880
Processing and other income	4,118	2,985
Crown royalties, net of incentives	(33,963)	(23,021)
Freehold royalties and mineral taxes	(3,457)	(1,495)

	203,466	144,349
Interest and other income	112	425

NET REVENUE	203,578	144,774

EXPENSES
Operating	49,079	31,160
Transportation	1,807	1,557
Amortization of injectants for miscible floods	5,392	5,204
Interest	5,433	4,177
General and administrative	7,081	5,846
Management fee	3,708	2,754
Foreign exchange loss (Note 6)	1,360	2,371
Depletion and depreciation	69,149	50,512
Accretion (Note 4)	3,403	1,999

	146,412	105,580

INCOME BEFORE TAXES	57,166	39,194

INCOME TAX EXPENSE (REDUCTION)
Capital	1,297	542
Future	(445)	—

	852	542

NET INCOME	$56,314	$38,652

Accumulated earnings, beginning of period	727,057	573,312

ACCUMULATED EARNINGS, END OF PERIOD	$783,371	$611,964

NET INCOME PER UNIT (Note 3) Basic	$0.367	$0.309

Diluted	$0.366	$0.307

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST   - 15 -

Consolidated Statements of Cash Flow

(Stated in thousands of dollars)	Three months ended March 31
(Unaudited)	2005	2004

CASH PROVIDED BY (USED FOR):

OPERATING
Net income	$56,314	$38,652
Depletion, depreciation and accretion	72,552	52,511
Future income taxes	(445)	—
Contract liability amortization	(1,449)	—
Amortization of injectants	5,392	5,204
Purchase of injectants	(7,571)	(7,259)
Expenditures on remediation	(1,118)	(1,851)
Unrealized foreign exchange loss (Note 6)	1,520	2,960
Trust unit based compensation (Note 3)	817	1,107
Amortization of deferred charges (Note 5)	395	474

Funds generated from operations	126,407	91,798

Changes in non-cash operating working capital (Note 7)	10,013	(4,876)

	136,420	86,922

FINANCING
Distributions	(105,757)	(78,219)
Change in long-term debt	95,000	—
Proceeds from issue of trust units	9,883	199,439

	(874)	121,220

INVESTING
Expenditures on property acquisitions	(89,950)	(787)
Expenditures on property, plant and equipment	(45,535)	(24,862)
Change in remediation trust funds	(263)	(298)
Change in non-cash investing working capital (Note 7)	(3,192)	4,728

	(138,940)	(21,219)

CHANGE IN CASH AND TERM DEPOSITS	(3,394)	186,923

CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	(4,214)	64,154

CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT END OF PERIOD	$(7,608)	$251,077

See accompanying notes to the consolidated financial statements.

- 16 -   PENGROWTH ENERGY TRUST

Notes To Consolidated Financial Statements

(Unaudited)
March 31, 2005

(Tabular amounts are stated in thousands of dollars except per unit amounts)

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust, Pengrowth Corporation and its subsidiaries (collectively referred to as “Pengrowth”). The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2004.

LONG-TERM INCENTIVE PLAN

Effective January 1, 2005, Pengrowth established a new long-term incentive plan whereby rights incentive options and restricted share units (“Phantom trust units”) are granted under the plan. The terms of the rights incentive options are consistent with the existing Trust Units Rights Incentive Plan. Compensation expense related to rights incentive options is based on a fair value method using a modified Black Scholes model described in Note 10 of the consolidated financial statements for the fiscal year ended December 31, 2004.

The terms of the Phantom trust units are described in Note 3. Compensation expense related to Phantom trust units is based on the fair value of the Phantom trust units at the date of grant. The number of Class B trust units awarded at the end of the vesting period is subject to certain performance conditions. Compensation expense incorporates the estimated fair value of the Phantom trust units at the date of grant, management’s estimate of the number of Phantom trust units that will accrue over the vesting period and an estimate of the relative performance multiplier. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. An estimate of forfeiture has not been made; rather compensation expense is reduced for actual forfeitures as they occur. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon issuance of the Class B trust units at the end of the vesting period, trust unitholders’ capital is increased and contributed surplus is reduced.

2.	LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2005	2004

U.S. dollar denominated debt:
U.S. $150 million senior unsecured notes at 4.93% due April 2010	$181,440	$180,300
U.S. $50 million senior unsecured notes at 5.47% due April 2013	60,480	60,100

	241,920	240,400
Canadian dollar revolving credit borrowings	200,000	105,000

	$441,920	$345,400

On March 31, 2005 Pengrowth had a $375 million revolving unsecured credit facility syndicated among eight financial

PENGROWTH ENERGY TRUST   - 17 -

institutions with an extendible 364 day revolving period and a two year amortization term period. The facilities are currently reduced by outstanding letters of credit in the amount of approximately $23 million. In addition, it has a $35 million demand operating line of credit. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing.

The revolving credit facility will revolve until May 30, 2005, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility. One third of the amount outstanding would be repaid in equal quarterly installments in each of the first two years with the final one third to be repaid upon maturity of the term period. The Corporation can post, at its option, security suitable to the banks in lieu of the first year’s payments. In such an instance, no principal payment would be made to the banks for one year following the date of non-renewal.

3.	TRUST UNITS

The total authorized capital of Pengrowth is 500,000,000 trust units.

	March 31, 2005		December 31, 2004
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount

Balance, beginning of period	73,325	$1,123	123,873,651	$1,872,924
Issued for cash	—	—	10,900,000	200,560
Less: issue expenses	—	—	—	(10,710)
Issued for cash on exercise of trust units options and rights	—	—	547,974	8,735
Issued for cash under Distribution Reinvestment Plan (DRIP)	—	—	543,888	9,636
Trust unit rights incentive plan (non-cash exercised)	—	—	—	259
Royalty units exchanged for trust units	—	—	700	—

Balance, prior to conversion	—	—	135,866,213	$2,081,404
Converted to Class A or Class B trust units	(17,352)	(266)	(135,792,888)	(2,080,281)

Balance, end of period	55,973	$857	73,325	$1,123

Class A Trust Units:

			For the period from
	March 31, 2005		July 27, 2004 to Dec 31, 2004
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount

Balance, beginning of period	76,792,759	$1,176,427	—	$—
Trust units converted	1,580	24	76,792,759	1,176,427

Balance, end of period	76,794,339	$1,176,451	76,792,759	$1,176,427

- 18 -   PENGROWTH ENERGY TRUST

Class B Trust Units:

			For the period from
	March 31, 2005		July 27, 2004 to Dec 31, 2004
	Number		Number
Trust Units Issued	Of units	Amount	of units	Amount

Balance, beginning of period	76,106,471	$1,205,734	—	$—
Trust units converted	15,772	242	59,000,129	903,854
Issued for cash	—	—	15,985,000	298,920
Less: issue expenses	—	—	—	(15,577)
Issued for cash on exercise of trust units options and rights	409,645	5,607	746,864	11,516
Issued for cash under Distribution Reinvestment (DRIP) Plan	238,850	4,276	374,478	6,750
Trust unit rights incentive plan (non-cash exercised)	—	212	—	271

Balance, end of period	76,770,738	$1,216,071	76,106,471	$1,205,734

The total number of trust units outstanding as at March 31, 2005 was 153,621,050 trust units (December 31, 2004 —152,972,555).

Per Unit Amounts

The per unit amounts of net income are based on the following weighted average units outstanding for the period. The weighted average units outstanding for the three months ended March 31, 2005 were 153,387,514 units (March 31, 2004 —125,219,843 units). In computing diluted net income per unit, 574,190 units were added to the weighted average number of units outstanding during the three months ended March 31, 2005 (March 31, 2004 — 648,233 units) for the dilutive effect of trust unit options, rights and phantom trust units. For the three months ended March 31, 2005, 1,318,508 (March 31, 2004 —691,622) trust unit options and rights were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.

Contributed Surplus

	March 31, 2005	December 31, 2004

Balance, beginning of period	$1,923	$189
Trust unit rights incentive plan (non-cash expensed)	695	2,264
Phantom trust units (non-cash expensed)	122	—
Trust unit rights incentive plan (non-cash exercised)	(212)	(530)

Balance, end of period	$2,528	$1,923

Trust Unit Option Plan

As at March 31, 2005, options to purchase 658,732 Class B trust units were outstanding (December 31, 2004 — 845,374) that expire at various dates to June 28, 2009.

	March 31, 2005		December 31, 2004
		Weighted		Weighted
Trust Unit Options	Number	Average	Number	Average
	Of options	Exercise price	of options	Exercise price

Outstanding at beginning of period	845,374	$16.97	2,014,903	$17.47
Exercised	(184,242)	$14.31	(838,789)	$16.82
Expired	(2,400)	$15.25	(325,200)	$20.44
Cancelled	—	$—	(5,540)	$16.53

Outstanding and exercisable at period-end	658,732	$17.71	845,374	$16.97

PENGROWTH ENERGY TRUST   - 19 -

Rights Incentive Plan

As at March 31, 2005, rights to purchase 2,209,153 Class B trust units were outstanding (December 31, 2004 — 2,011,451) that expire at various dates to March 3, 2010.

	March 31, 2005		December 31, 2004
		Weighted		Weighted
	Number	Average	Number	Average
Rights Incentive Options	of rights	Exercise price	of rights	Exercise price

Outstanding at beginning of period	2,011,451	$14.23	1,112,140	$12.20
Granted (*)	482,945	$18.14	1,409,856	$17.35
Exercised	(225,403)	$13.18	(456,049)	$13.47
Cancelled	(59,840)	$16.14	(54,496)	$14.19

Outstanding at period-end	2,209,153	$14.86	2,011,451	$14.23

Exercisable at period-end	1,317,437	$13.57	1,037,078	$12.48

(*) Weighted average exercise price of rights granted is based on the exercise price at the date of grant

The fair value of rights incentive options granted during the three months ended March 31, 2005 was estimated at 15 percent of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the right incentive option.

Long Term Incentive Program

Effective January 1, 2005, the Board of Directors approved a Long Term Incentive Plan. Under the Long Term Incentive Plan, Phantom trust units are granted to employees, officers, directors and certain consultants of the Corporation and the Manager. The number of Phantom trust units granted is based on a grant value as a percentage of an individual’s base salary and an established weighting of Phantom trust units and/or rights incentive options that is dependent on an individual’s position. The Phantom trust units fully vest on the third anniversary year from the date of grant. The Phantom trust units will receive distributions in the form of additional Phantom trust units. The number of Phantom trust units, including any additional units from re-invested distributions at the end of the three year vesting period will be subject to a relative performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy trusts. Upon vesting, the number of Class B trust units issued from treasury may range from zero to one and one-half times the number of Phantom trust units granted.

As at March 31, 2005, 159,644 Phantom trust units were outstanding. The Phantom trust units vest on March 2, 2008.

Number of Phantom
trust units

Outstanding, beginning of period	—
Granted	160,888
Cancelled	(1,244)

Outstanding, end of period	159,644

Compensation expense associated with the Phantom trust units was based on the estimated fair value of $18.14 per Phantom trust unit and management’s estimate of the number of Phantom trust units to be issued on maturity.

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4.	ASSET RETIREMENT OBLIGATIONS

	For the three	For the three
	months ended	months ended
	March 31,	December 31,
	2005	2004
Asset retirement obligations, beginning of period	$171,866	$102,528
Increase in liabilities related to:
Acquisitions	2,309	44,368
Additions	993	2,681
Revisions	—	16,087
Accretion expense	3,403	10,642
Liabilities settled during the period	(1,118)	(4,440)

Asset retirement obligations, end of period	$177,453	$171,866

5.	DEFERRED CHARGES

	As at	As at
	March 31,	December 31,
	2005	2004

Imputed interest on note payable (net of accumulated amortization of $1,905)	$1,702	$2,020
U.S. debt issue costs (net of accumulated amortization of $587)	1,554	1,631

	$3,256	$3,651

6.	FOREIGN EXCHANGE LOSS (GAIN)

	Three months ended
	March 31, 2005	March 31, 2004

Unrealized foreign exchange loss on translation of U.S. dollar denominated debt	$1,520	$2,960
Realized foreign exchange gains	(160)	(589)

	$1,360	$2,371

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

7.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	March 31, 2005	March 31, 2004

Accounts receivable	$(1,092)	$201
Inventory	439	(358)
Accounts payable and accrued liabilities	12,565	(4,852)
Due to Pengrowth Management Limited	(1,899)	133

	$10,013	$(4,876)

PENGROWTH ENERGY TRUST   - 21 -

Change in Non-Cash Investing Working Capital

	March 31, 2005	March 31, 2004

Accounts payable for capital accruals	$(3,192)	$4,728

Cash Payments

	March 31, 2005	March 31, 2004

Cash payments made for taxes	$1,247	$523
Cash payments made for interest	$1,875	$343

8.	FINANCIAL INSTRUMENTS

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at March 31, 2005, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl

2005
Financial:
April 1, 2005 — Dec 31, 2005	10,000	WTI (*)	$54.39 Cdn
2006
Financial:
Jan 1, 2006 — Dec 31, 2006	2,000	WTI (*)	$63.01 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu

2005
Financial:
April 1, 2005 — Dec 31, 2005	11,000	Tetco M3 (*)	$9.27 Cdn
April 1, 2005 — Dec 31, 2005	2,500	Transco Z6 (*)	$10.01 Cdn
April 1, 2005 — Dec 31, 2005	2,500	NGI Chicago (*)	$9.41 Cdn
May 1, 2005 — Dec 31, 2005	2,500	Transco Z6 (*)	$10.21 Cdn
May 1, 2005 — Dec 31, 2005	2,370	AECO	$8.35 Cdn
2006
Financial:
Jan 1, 2006 — Dec 31, 2006	2,500	Transco Z6 (*)	$10.63 Cdn
Jan 1, 2006 — Dec 31, 2006	2,370	AECO	$8.03 Cdn

(*) Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts have been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period-end. At March 31, 2005, the amount Pengrowth would

- 22 -   PENGROWTH ENERGY TRUST

pay to terminate the financial crude oil and natural gas contracts would be $36,407,000 and $4,647,000, respectively.

Natural Gas Fixed Price Sales Contract:

Pengrowth also has a natural gas fixed price physical sales contract outstanding, the details of which are provided below:

	Volume	Price
Remaining Term	(mmbtu/d)	per mmbtu (**)

2005 to 2009
April 1, 2005 — Oct 31, 2005	3,886	$2.18 Cdn
Nov 1,2005 — Oct 31, 2006	3,886	$2.23 Cdn
Nov 1,2006 — Oct 31, 2007	3,886	$2.29 Cdn
Nov 1,2007 — Oct 31, 2008	3,886	$2.34 Cdn
Nov 1,2008 — April 30, 2009	3,886	$2.40 Cdn

(**) Reference price based on AECO

As at March 31, 2005, the fair value amount Pengrowth would pay to terminate the natural gas fixed price sales contract would be $28,863,000 (December 31, 2004 — $22,282,000).

Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than long term debt, the note payable and remediation trust funds, approximate their fair value due to their short maturity. The fair value of the remediation trust funds at March 31, 2005 was approximately $8,647,000 (December 31, 2004 — $8,366,000). The fair value of the U.S. dollar denominated debt at March 31, 2005 was approximately $234,904,000 (December 31, 2004 — $238,726,000) based on the changes in the fair value of the underlying U.S. Treasury Bill that was originally used as the basis for determining the coupon rate for each of Pengrowth Corporation’s notes. The fair value of the note payable at March 31, 2005, approximates its carrying value net of the imputed interest included in deferred charges.

9.	SUBSEQUENT EVENT

On February 17, 2005, Pengrowth announced an Arrangement Agreement (the “Arrangement”) with Crispin Energy Inc. (Crispin) under which Corporation will acquire all of the issued and outstanding shares of Crispin on the basis of 0.0725 Class B trust units of EnergyTrust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units for each share held by non-Canadian resident shareholders of Crispin. The Board of Directors of Crispin have called a Special Meeting of Shareholders on April 28, 2005 for approval of the Arrangement. The Arrangement will require the approval of 66 2/3 percent of the votes cast by shareholders and optionholders of Crispin voting as a single class, the approval of the majority of shareholders excluding certain management personnel and the approval of the Court of Queen’s Bench of Alberta and certain regulatory agencies. The Arrangement is scheduled to close prior to the end of April 2005.